UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
ADECOAGRO SA

(Name of Issuer)
Common Shares, par value $1.50 per share

(Title of Class of Securities)
L00849106

(CUSIP Number)
Grace Lee, c/o EMS Capital LP, 767 Fifth Ave., 46th Fl., New York, NY 10153, 212-891-2713

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 21, 2020

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L00849106	SCHEDULE 13G	Page 2 of 7

1	NAME OF REPORTING PERSON EMS Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,781,655
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,781,655
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,781,655
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.03%
12	TYPE OF REPORTING PERSON IA

CUSIP No. L00849106	SCHEDULE 13G	Page 3 of 7

1	NAME OF REPORTING PERSON EMS Capital Holding Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,781,655
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,781,655
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,781,655
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.03%
12	TYPE OF REPORTING PERSON CO

CUSIP No. L00849106	SCHEDULE 13G	Page 4 of 7

1	NAME OF REPORTING PERSON Edmond M. Safra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,781,655
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,781,655
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,781,655
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.03%
12	TYPE OF REPORTING PERSON IN

CUSIP No. L00849106	SCHEDULE 13G	Page 5 of 7

Item 1.
(a)	Name of Issuer Adecoagro S.A. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices Vertigo Naos Building, 6, Rue Eugène Ruppert L-2453, Luxembourg Grand Duchy of Luxembourg
Item 2.
(a)	Name of Person Filing EMS Capital LP, EMS Capital Holding Inc. and Edmond M. Safra

(b)	Address of the Principal Office or, if none, residence 767 Fifth Avenue, 46th Floor New York, NY 10153

(c)	Citizenship For EMS Capital LP and EMS Capital Holding Inc., United States; For Edmond M. Safra, Italy

(d)	Title of Class of Securities Common Shares, par value $1.50 per share (the “Shares”)

(e)	CUSIP Number L00849106
Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. L00849106	SCHEDULE 13G	Page 6 of 7

Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The information required by Items 4(a) – (c)  is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     .
Item 5 is not applicable.
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
 The securities reported in this Schedule 13G, which are beneficially owned by each of the Reporting Persons listed above, are wholly owned by EMS Capital LP’s advisory client, EMS Opportunity Ltd.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
 Each of EMS Capital Holding Inc. and Edmond M. Safra is a parent/control person of EMS Capital LP, which is an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
Item 8.  Identification and Classification of Members of the Group.
 Item 8 is not applicable.
Item 9.  Notice of Dissolution of Group.
 Item 9 is not applicable.
Item 10.  Certification.
(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. L00849106	SCHEDULE 13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 23, 2020

EMS Capital LP

By:	/s/ Edmond M. Safra
Name: Edmond M. Safra
Title: Authorized Signatory

EMS Capital Holding Inc.

By:	/s/ Edmond M. Safra
Name: Edmond M. Safra
Title: Authorized Signatory

Edmond M. Safra

By:	/s/ Edmond M. Safra
Name: Edmond M. Safra
Title: Individual Capacity

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  April 23, 2020

EMS Capital LP

By:	/s/ Edmond M. Safra
Name: Edmond M. Safra
Title: Authorized Signatory

EMS Capital Holding Inc.

By:	/s/ Edmond M. Safra
Name: Edmond M. Safra
Title: Authorized Signatory

Edmond M. Safra

By:	/s/ Edmond M. Safra
Name: Edmond M. Safra
Title: Individual Capacity